Filed Pursuant to Rule 433

Registration No. 333-219723

Supplementing the Preliminary Prospectus

Supplement dated September 11, 2017

(To Prospectus dated August 4, 2017)

$500,000,000

Archer-Daniels-Midland Company

3.750% Notes due 2047

Final Term Sheet

September 11, 2017

Issuer:	Archer-Daniels-Midland Company

Title of Securities:	3.750% Notes due 2047

Trade Date:	September 11, 2017

Settlement Date:	September 14, 2017 (T+3)

Principal Amount:	$500,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	A2/A/A

Maturity Date:	September 15, 2047

Interest Rate:	3.750%

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on March 15, 2018

Yield to Maturity:	3.776%

Spread to Benchmark Treasury:	+105 bps

Benchmark Treasury:	UST 3.000% due May 15, 2047

Benchmark Treasury Price and Yield:	105-17+; 2.726%

Public Offering Price:	99.535%

Redemption Provisions:

Make-Whole Call:	The Issuer may redeem all or part of the Notes at any time or from time to time prior to March 15, 2047 (six months prior to the maturity date of the Notes, the “Par Call Date”), at its option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would have been payable if the notes being redeemed on that redemption date matured on the Par Call Date (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Par Call:	The Issuer may redeem all or part of the Notes at any time or from time to time on and after the Par Call Date, at its option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such Notes to, but excluding, the redemption date.

CUSIP/ISIN:	039483 BM3/US039483BM31

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus, Registration Statement No. 333-219723) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.